SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on February 10, 2020.

By letter dated February 10, 2020, CRESUD SACIF Y A ("CRESUD" or the "Company"), reported that its Board of Directors has resolved to call a General Ordinary Shareholders’ Meeting  to be held on March 11, 2020, at 11:00 a.m., at Bolívar 108 1st Floor, City of Buenos Aires, a venue other than its registered office.

The notice of call to the General Ordinary Shareholders’ Meeting to be held on March 11, 2020, at 11:00 a.m., at Bolívar 108 1st Floor, City of Buenos Aires, a venue other than its registered office, is transcribed below:

Registered with the Superintendency of Corporations on February 19, 1937 under No. 26, Page 2, Book 45 of Domestic Bylaws, hereby calls its shareholders to attend a General Ordinary Shareholders’ Meeting to be held on March 11, 2020, at 11:00 a.m., at Bolívar 108 1st Floor, City of Buenos Aires, a venue other than its registered office, to deal with the following Agenda:

1.
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2.
CONSIDERATION OF THE PERFORMANCE OF THE RESIGNING REGULAR DIRECTOR MR. HECTOR ROGELIO TORRES. RECOMPOSITION OF BOARD OF DIRECTORS. DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS.
3.
AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires (4323-4000) from 10:00 am to 3:00 pm no later than March 5, 2020. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are registered and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder, including their capacity. Pursuant to the provisions of Section 24, 25 and 26, Chapter II, Title II of the CNV Rules (RG 687 revision) shareholders who are artificial persons or other legal vehicles shall identify their final beneficial holders. Eduardo Sergio Elsztain. Chairman.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 11, 2020